SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3189	ETOLLEY@STBLAW.COM

VIA EDGAR

December 14, 2009

Re:	Team Health Holdings, L.L.C.
Amendment No. 4 to Registration Statement
on Form S-1; File No. 333-162347

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Team Health Holdings, L.L.C. (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, Amendment No. 4 to Registration Statement on Form S-1 relating to the proposed offering of the Company’s common stock by the Company and a selling stockholder.

Please do not hesitate to contact me at (212) 455-3189 or Ryan Bekkerus at (212) 455-2293 of this firm with any questions you may have regarding this filing.

Very truly yours,

/s/ Edward P. Tolley, III

Edward P. Tolley, III